# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1RT Acquisition Corp., CIK 0002054272
CUSIP: G6757R105
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE, GRAND CAYMAN, Cayman Islands (E9), KY1-1104
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002024579

## Reporting persons
- Jain Global LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 894,303; sole dispositive power 0; shared dispositive power 894,303; aggregate amount beneficially owned 894,303 (5.2% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of 894,303 Shares (as defined in Item 2(a)) held in the form of Units.
- Jain Holdings LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 894,303; sole dispositive power 0; shared dispositive power 894,303; aggregate amount beneficially owned 894,303 (5.2% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of 894,303 Shares held in the form of Units.
- Robert Jain: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 894,303; sole dispositive power 0; shared dispositive power 894,303; aggregate amount beneficially owned 894,303 (5.2% of the class)
  Comment: The holdings figures reported throughout this Schedule 13G consist of 894,303 Shares held in the form of Units.

## Item 1. Issuer
Name of issuer: 1RT Acquisition Corp.
Address of issuer's principal executive offices: 205 West 28th Street, 2nd Floor Suite C, New York, New York 10001

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by Jain Global LLC ("Jain Global"), a registered investment adviser, Jain Holdings LLC ("Jain Holdings"), and Mr. Robert Jain (collectively with Jain Global and Jain Holdings, the "Reporting Persons") with respect to the class A ordinary shares, par value $0.0001 per share (the "Shares"), of 1RT Acquisition Corp. (the "Company") owned by Jain Global Master Fund Ltd (the "Fund").

Jain Global is the investment manager for the Fund. Jain Holdings is the sole member of Jain Global. Mr. Jain is the Chief Executive Officer and Chief Investment Officer of Jain Global, and owns a controlling interest in Jain Holdings.

This Schedule 13G shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, New York, 10019.
Citizenship: Each of Jain Global and Jain Holdings is organized as a limited liability company under the laws of the State of Delaware. Mr. Jain is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 17,250,000 Shares outstanding as of August 12, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.
Percent of class: 5.2%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Power of Attorney for Noah Goldberg
Exhibit 99.2: Joint Filing Agreement

## Signatures
- Jain Global LLC: /s/ NOAH GOLDBERG, NOAH GOLDBERG, AUTHORIZED SIGNATORY (11/14/2025)
- Jain Holdings LLC: /s/ NOAH GOLDBERG, NOAH GOLDBERG, AUTHORIZED SIGNATORY (11/14/2025)
- Robert Jain: /s/ NOAH GOLDBERG, NOAH GOLDBERG, ATTORNEY-IN-FACT * (11/14/2025)
Comment: * Noah Goldberg is signing on behalf of Robert Jain as attorney-in-fact pursuant to a power of attorney filed with the Securities and Exchange Commission attached hereto as Exhibit 99.1